Exhibit 99.16

CONSENT OF ROSCOE POSTLE ASSOCIATES INC.

In connection with the filing of the annual report on Form 40-F (the “Form 40-F”) of Franco-Nevada Corporation with the U.S. Securities and Exchange Commission, the undersigned consents to the references to its name, including under the heading “Experts,” and to the use of the technical report entitled “Technical Report on the Goldstrike Mine, Eureka and Elko Counties, State of Nevada, USA,” dated March 16, 2012 (the “Report”), and the information derived from the Report, included in the 2012 Annual Information Form of Franco-Nevada Corporation dated March 19, 2013 (the “AIF”), which is filed as an exhibit to, and incorporated by reference in, the Form 40-F.

The undersigned also consents to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-176856) and on Form F-10 (No. 333-176722) of the references to its name in the AIF and the use of the Report and the information derived therefrom.

DATED: March 19, 2013

Roscoe Postle Associates Inc.

(Signed) “Deborah A. McCombe”
By: Deborah A. McCombe, P.Geo.
Title: President and CEO

RPA Inc. 55 University Ave. Suite 501 | Toronto, ON, Canada M5J 2H7 | T +1 (416) 947 0907	www.rpacan.com